Morrison C. Warren Partner	111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

December 2, 2020

VIA EDGAR CORRESPONDENCE

Yoon Choo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund (the “Trust”)
File Nos. 333-125751; 811-21774

Dear Ms. Choo:

This letter responds to your comments, provided by telephone on October 27, 2020, regarding the registration statements filed on Form N-1A for First Trust Exchange-Traded Fund (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on September 9, 2020 (the “Registration Statements”). The Registration Statements relate to FT Cboe Vest Gold Strategy Quarterly Buffer ETF and FT Cboe Vest Gold Strategy Buffer ETF – [Month] (formerly FT Cboe Vest Gold Buffer ETF and FT Cboe Vest Gold Tactical Buffer ETF) (each, a “Fund” and collectively the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

The following comments relate to both the FT Cboe Vest Gold Strategy Quarterly Buffer ETF and FT Cboe Vest Gold Strategy Buffer ETF – [Month].

Comment 1 – Cover Page

The Staff has given further consideration to the cover page disclosure for defined outcome funds. Please consider how the disclosure could be simplified to highlight only the most salient features distinguishing defined outcome funds from more typical fund products. In this regard, consider, for example, whether some of the disclosure could be deleted from the cover to avoid potential duplication or moved to other parts of the prospectus (e.g., the suitability chart on the last page of the cover could be moved to the risk disclosure section of the summary prospectus (see Instruction to Item 4(b)(1) of Form N-1A) and the discussion of how the Fund alerts existing shareholders to the new cap at the beginning of each new Target Outcome Period could be moved to the end of the investment strategy discussion.)

The Staff believes the following disclosure should be provided on the cover page:

1.	The Fund has characteristics unlike many other typical investment products and may not be suitable for all investors. It is important that investors understand the Fund’s investment strategy before making an investment in the Fund.
2.	The Outcomes (e.g., cap, buffer/floor, index and period)

Example: The Fund is designed to participate in positive returns of the SPDR® Gold Trust (the “Underlying ETF”) up to a cap of XX% (before fees and expenses) and XX% (after fees and expenses), while seeking to provide a level of protection (a XX% buffer (before fees and expenses) and XX% (after fees and expenses) in down markets (“Outcomes”) over the period from [start date] to [end date] (the “Target Outcome Period”).

3.	The specified outcomes may not be achieved, and investors may lose some or all of their money.

Example: The Fund seeks to achieve specified Outcomes but there is no guarantee that the Outcomes for an Outcome Period will be achieved. You may lose some or all of your money by investing in the fund.

4.	The Fund only provides the specified Outcome if an investor buys on the first day of the period and holds the Fund until the end of the period.

Example: The Outcomes described in this prospectus are specifically designed to apply only if you hold shares on the first day of the Outcome Period and continue to hold them on the last day of the period.

5.	If investors buy or sell on a date other than the start or end date, their returns will be different and they may incur losses that are greater than the floor/buffer. Explain how and where an investor may obtain the current return profile for the fund through the end of the Outcome Period.

Example: If you purchase shares after the Outcome Period starts or sell your shares before the Outcome Period ends, you may receive a very different return based on the fund’s current value. Investors purchasing shares of the fund after the Outcome Period begins can see their expected Outcome until the end of the period by visiting www.XYZ.com.

6.	The cap and/or floor will likely change each year on [reset date].

Example: At the end of the Outcome Period, the fund will reset for a new Outcome Period tied to the same index [and floor/buffer], but the cap [and floor/buffer] may change based on market rates as of the start of the new period.

Response to Comment 1

In response to the Staff’s comment, the the suitability chart on the last page of the cover has been moved to the risk disclosure section of the summary prospectus and the discussion of how the Fund alerts existing shareholders to the new cap at the beginning of each new Target Outcome Period has been moved to the end of the section entitled “Principal Investment Strategies.”

The remainder of the Staff’s comment will be addressed in subsequent defined outcome registration statement filings.

Comment 2 – Cover Page

The last sentence of the first bullet on the cover of the prospectus directs shareholders who wish to learn more about how a Fund will operate as it approaches the conclusion of the Target Outcome Period to visit the statement of additional information. If this disclosure is retained, please provide a cross reference to this disclosure in the prospectus, rather than statement of additional information.

Response to Comment 2

In response to the Staff’s comment, the reference has been revised to reference the section of the prospectus entitled “Principal Investment Strategies.”

Comment 3 – Cover Page

In the disclosure set forth below, please consider whether the disclosure would be more accurate if the reference to the “Fund experiences” was replaced with the “Underlying ETF experiences.”

Therefore, even though the Fund’s returns are based upon the Underlying ETF, if the Fund experiences returns for the Target Outcome Period in excess of the cap, you will not experience those excess gains.

Response to Comment 3

In response to the Staff’s comment, the disclosure has been revised to state:

Therefore, even though the Fund’s returns are based upon the Underlying ETF, if the Underlying ETF (emphasis added) experiences returns for the Target Outcome Period in excess of the cap, you will not experience those excess gains.

Comment 4 – Cover Page

Please revise the disclosure to provide further clarity on what is meant by the disclosure set forth below.

You will bear all losses exceeding 10% on a one-to-one basis

Response to Comment 4

The Staff’s comment will be addressed in subsequent defined outcome registration statement filings.

Comment 5 – Cover Page

The Staff believes that for investors considering purchasing shares of a Fund after a Target Outcome Period has begun the information set forth on the Fund’s website is vital to making an informed decision. As such, the Staff asks that each Fund consider utilizing bold typeface, or otherwise making more prominent throughout the prospectus, disclosure encouraging prospective investors to visit the website if they are considering purchasing shares. Such disclosure should be made more prominent throughout the prospectus.

Response to Comment 5

In response to the Staff’s comment, disclosure encouraging prospective investors to visit the website if they are considering purchasing shares has been bolded throughout each Fund’s prospectus.

Comment 6 – Cover Page

Please revise the disclosure to indicate that the Funds’ website will disclose each Fund’s cap both gross and net of fees.

Response to Comment 6

The prospectus has been revised in accordance with this comment.

Comment 7 – Cover Page

Please revise the disclosure relating to the procedures undertaken by a Fund at the end of a Target Outcome Period to indicate that the Funds will mail to shareholders the sticker announcing the approach of the Target Outcome Period and the anticipated cap range.

Response to Comment 7

The Funds respectfully direct the Staff’s attention to bullet #1, reproduced below, which addresses the Staff’s comment.

1.	Approximately one week prior to the end of the current Target Outcome Period, the Fund will make a sticker filing that will alert existing shareholders that the Target Outcome Period is approaching its conclusion and disclose the anticipated cap range for the next Target Outcome Period. This filing will be mailed to existing shareholders (emphasis added).

Comment 8 – Investment Objective

Because taxes are a form of Fund expense, please consider modifying “before fees and expenses” to “before fees, expenses and taxes.”

Response to Comment 8

The Staff’s comment will be addressed in subsequent defined outcome registration statement filings.

Comment 9 – Investment Objective

The frequent references to a Fund’s fees and expenses in the investment objective is confusing. Please consider ways to reduce duplication of disclosure, including by deleting the “after fees and expenses” number and simply stating that the cap and buffer will be reduced by fees, expenses and taxes.

Additionally, please make all references to “before fee, expenses and taxes” and “after fees and expenses” consistent throughout the prospectus.

Response to Comment 9

The Staff’s comment will be addressed in subsequent defined outcome registration statement filings.

Comment 10 – Investment Objective

The Staff notes a Fund’s investment objective set forth below. Please consider whether one of the references to the Fund’s fees and expenses should be moved so as to immediately follow the word “buffer,” which has been italicized below.

The investment objective of the FT Cboe Vest Gold Tactical Buffer ETF (the “Fund”) is to seek to provide investors with returns (before fees, expenses and taxes) that match those of the SPDR® Gold Trust (the “Underlying ETF”), up to a predetermined upside cap of ____% (before fees, expenses and taxes) and ____% (after fees and expenses, excluding brokerage commissions, trading fees, taxes and extraordinary expenses not included in the Fund’s management fee), while providing a buffer against Underlying ETF losses between -5% and -15% (before fees, expenses and taxes) over the period from __________, 2020 to __________, 2021.

Response to Comment 10

The Staff’s comment will be addressed in subsequent defined outcome registration statement filings.

Comment 11 – General

Please confirm that the Funds’ disclosure will be modified to conform to the requirements of Form N-1A, as recently revised by Rule 6c-11 of the 1940 Act.

Response to Comment 11

Each Fund’s prospectus has been revised in response to the comment.

Comment 12 – General

In correspondence, please disclose each Fund’s contemplated management fee.

Response to Comment 12

Each Fund’s management fee is anticipated to be 0.90% of average daily net assets.

Comment 13 – Fees and Expenses of the Fund - Annual Fund Operating Expenses

The table currently indicates “Other Expenses” equal to 0.00%. Please confirm in correspondence that all fees and expenses charged or incurred in connection with the operation and management of the Subsidiary will be borne by the Advisor out the unitary management fee.

Response to Comment 13

The Advisor confirms that all fees and expenses charged or incurred in connection with the operation and management of the Subsidiary will be borne by the Advisor out the unitary management fee.

Comment 14 – Principal Investment Strategies

Please revise the disclosure to indicate whether the Funds intend to invest in short-, mid- or long-term U.S. Treasury securities.

Response to Comment 14

Each Fund’s prospectus has been revised in response to the comment.

Comment 15 – Principal Investment Strategies

Please revise the disclosure to clarify whether the Funds seek returns based upon the Underlying ETF’s price performance or NAV performance.

Response to Comment 15

In response to the Staff’s comment, the disclosure has been revised throughout each Fund’s prospectus to clarify that the Fund seeks returns based upon the Underlying ETF’s price performance.

Comment 16 – Principal Investment Strategies

Please consider revising the disclosure to indicate that the Underlying ETF does not pay dividends.

Response to Comment 16

Each Fund’s prospectus has been revised in response to the comment.

Comment 17 – Principal Investment Strategies

Please consider revising the disclosure to indicate that the Underlying ETF is an investment trust that is treated as a grantor trust for federal income tax purposes.

Response to Comment 17

Each Fund’s prospectus has been revised in response to the comment.

Comment 18 – Principal Investment Strategies

Please disclose each Fund’s buffer both before and after fees and expenses.

Response to Comment 18

Consistent with similar existing products, each Fund is able to disclose the cap both before and after the Fund’s fees and expenses; however, due to the nature of the interaction between the buffer and a Fund’s fees and expenses, it is not possible to disclose the buffer after fees and expenses without causing significant confusion to investors.

Comment 19 – Principal Investment Strategies

Please consider revising the disclosure set forth below to indicate the performance the Funds seek to provide after taking into account the fees and expenses charged by the Funds.

•	If the Underlying ETF decreases over the Target Outcome Period, the combination of the Fund’s U.S. Treasury Securities and the FLEX Options and cash held by the Fund through the Subsidiary provides a payoff at expiration that is intended to compensate for losses experienced by the Underlying ETF (if any), in an amount not to exceed 10% before fees, expenses and taxes.

Response to Comment 19

In response to the Staff’s comment, the disclosure has been revised to state:

If the Underlying ETF decreases over the Target Outcome Period, the combination of FLEX Options held by the Fund seeks to provide protection of the first 10% of Underlying ETF losses, prior to taking into account the Fund’s fees and expenses.

Comment 20 – Principal Investment Strategies

Please consider revising the paragraph immediately following the bullets to include a description of what happens at the end of a Target Outcome Period, including how the new cap is determined, and how investors will be informed about the terms of the new Target Outcome Period.

Response to Comment 20

In response to the Staff’s comment, the following disclosure has been added:

Approximately one week prior to the end of the current Target Outcome Period, the Fund’s website will be updated to alert existing shareholders that the Target Outcome Period is approaching its conclusion and will disclose the anticipated cap range for the next Target Outcome Period. For more information, see below.

Comment 22 – Principal Investment Strategies

Please consider revising the disclosure set forth below to indicate that under the outlined circumstances, a shareholder must, rather than may, experience losses prior to gaining protection from the buffer.

Conversely, if an investor purchases Fund shares during a Target Outcome Period at a time when the Fund has increased in value from its Initial Fund Value for a Target Outcome Period, then a shareholder may experience losses prior to gaining the protection offered by the buffer …

Response to Comment 22

In response to the Staff’s comment, the term “may” has been replaced with “will” in each Fund’s prospectus.

Comment 23 – Principal Investment Strategies

The disclosure indicates that a shareholder holding Fund shares for an entire Target Outcome Period could lose their entire investment. Please revise the disclosure to indicate under what circumstances this would occur or consider removing the disclosure entirely. Please consider revising the disclose to distinguish an entire loss scenario when Fund shares are held for a full Target Outcome Period versus when an investment is made in Fund shares after the commencement of a Target Outcome Period.

Please conform any changes made in this section to the disclosure set forth in “Downside Risk” in the section entitled “Principal Risks.”

Please also consider utilizing bold typeface for this entire paragraph.

Response to Comment 23

The Staff’s comment will be addressed in subsequent defined outcome registration statement filings.

Comment 24 – Principal Investment Strategies

In the fifth paragraph on page seven (beginning: “The returns of the Fund are subject to a cap…”), please consider revising the disclosure to insert “before fees and expenses” after “seeks to provide investment returns.” This formulation appears in a number of places in the prospectus.

Response to Comment 24

Each Fund’s prospectus has been revised in response to the comment.

Comment 25 – Principal Investment Strategies

Please consider whether the repetition of the cap figures in the final paragraph on page seven (beginning: “The cap is set on the first day of each Target Outcome Period...”) is necessary given that the cap is previously disclosed in this section. If the cap figures will be retained in this paragraph, the Staff notes that prior disclosure on the cap discloses the cap net of fees and expenses or fees, expenses and taxes, and not just net of management fees. To avoid potential confusion, please consider conforming the disclosure throughout to “fees and expenses.”

Response to Comment 25

The Staff’s comment will be addressed in subsequent defined outcome registration statement filings.

Comment 26 – Principal Investment Strategies

Please revise the Y-axis of the bar chart to include positive numbers. Please base the hypothetical positive returns on a cap that is a fair and balanced representation of what the Fund currently offers. Consider stating that the chart is just an example and that the actual cap may be different.

Response to Comment 26

The Staff’s comment will be addressed in subsequent defined outcome registration statement filings.

Comment 27 – Principal Investment Strategies

Please make the following revisions to the illustration beneath the bar chart:

1.	Please indicate this graph represents a Fund’s intended return profile based upon the performance of the Underlying ETF.
2.	Please remove the references to A, B, C, D, E in the chart unless they will be explained in the text.
3.	Please remove the reference to “Return Profile” from the Y-axis and “Underlying ETF” from the X-axis.
4.	If accurate, please indicate that the dotted line represents the Underlying ETF’s performance, and the blue line represents the return profile sought by the Fund in relation to the Underlying ETF’s indicated performance.
5.	Please include the performance percentages in the chart so that investors can see the effect of the buffer and cap on the fund’s performance.
6.	Please use bold typeface for the text immediately below the graph chart that directs investors to visit the Fund’s website.

Response to Comment 27

The Staff’s comment will be addressed in subsequent defined outcome registration statement filings.

Comment 28 – Principal Investment Strategies

Please confirm that the disclosure set forth below is accurate or revise accordingly. If necessary, please conform any such changes throughout the disclosure.

The investment objective of the Underlying ETF is to seek to provide investment results that, before expenses, correspond generally to the price and yield performance of gold bullion.

Response to Comment 28

The referenced disclosure in each Fund’s prospectus has been revised to state the following:

The investment objective of the [Underlying ETF] is to reflect the performance of the price of gold bullion, less the [Underlying ETF]’s expenses.

Comment 29 – Principal Investment Strategies

Given that custody of physical gold is a principal risk factor of the Underlying ETF, please name the actual custodian utilized by the Underlying ETF.

Response to Comment 29

Each Fund’s prospectus has been revised in response to the comment.

Comment 30 – Principal Risks

Please revise the introduction to the section entitled “Principal Risks” to indicate that the Fund has characteristics unlike many other investment products and may not be appropriate for all investors.

Response to Comment 30

Each Fund’s prospectus has been revised in response to the comment.

Comment 31 – Principal Risks

The Staff notes that the disclosure set forth in the section entitled “Principal Risks” is over six pages in length and that much of the disclosure contained therein is duplicative. Please review and remove duplicative disclosure as necessary.

Response to Comment 31

The Staff’s comment will be addressed in subsequent defined outcome registration statement filings.

Comment 32 – Principal Risks

Please re-order the principal risks in order of importance rather than alphabetically.

Response to Comment 32

The Funds respectfully decline to revise the disclosure as requested by the Staff. Ultimately, the Funds have reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A.

Comment 33 – Principal Risks

Please consider consolidating “Absence of an Active Market Risk” with “Authorized Participant Risk” as both risks contain similar disclosure.

Response to Comment 33

The Staff’s comment will be addressed in subsequent defined outcome registration statement filings.

Comment 34 – Principal Risks

Given that the Funds intend to invest in U.S. Treasury securities and FLEX Options, please confirm that Call Risk, Extension Risk and Prepayment Risk constitute principal risks to the Funds.

Response to Comment 34

Those risks are not principal risks of the Funds and have been removed.

Comment 35 – Principal Risks

Please revise the last sentence of “Capped Upside Risk” to indicate that if an investor were to purchase Fund shares after the first day of a Target Outcome Period and a Fund had risen in value to a level near to the cap, there may be little or no ability for that investor to experience an investment gain on their Fund shares, but that the investor would still remain vulnerable to downside risks.

Response to Comment 35

In response to the staff’s comment, the following disclosure has been added to the first sentence of “Capped Upside Risk”:

. . . however, the investor will remain vulnerable to downside risks.

Comment 36 – Principal Risks

Please revise the last sentence of “Cash Transactions Risk” set forth below so that “portfolio securities” replaces the reference to “shares.”

A sale of shares may result in capital gains or losses and may also result in higher brokerage costs.

Response to Comment 36

Each Fund’s prospectus has been revised in response to the comment.

Comment 37 – Principal Risks

Please consider consolidating “Commodities Risk” with “Underlying ETF Gold Risk.”

Response to Comment 37

The Funds have considered the Staff’s comment and respectfully decline to make the requested revision.

Comment 38 – Principal Risks

The Staff notes that the version of “Derivatives Risk” set forth in FT Cboe Vest Gold Tactical Buffer ETF contains disclosure relating to the procedures undertaken by the Fund as it approaches the end of a Target Outcome Period that is not contained in FT Cboe Vest Gold Buffer ETF. Please conform these risk disclosures. Please also revise the disclosure to conform to the specific derivatives the Sub-Advisor may utilize pursuant to the referenced transition.

Response to Comment 38

The Fund’s prospectus has been revised in response to the comment.

Comment 39 – Principal Risks

The Staff notes the disclosure set forth below in “Downside Risk.” Please explain under what circumstances the cap would benefit a shareholder or revise the disclosure accordingly.

In the event an investor purchases Fund shares after the first day of a Target Outcome Period, the buffer the Fund seeks to provide may not be available and the investor may not get the full benefit of the cap.

Response to Comment 39

Please note that “Downside Risk” has been removed from each Fund’s prospectus pursuant to prior Staff comments.

Comment 40 – Principal Risks

Please revise “FLEX Options Correlation Risk” to more clearly explain the risk posed by the Fund’s non-correlation with the returns of the Underlying ETF.

Response to Comment 40

Please note that “FLEX Options Correlation Risk” has been removed from the Fund’s prospectus.

Comment 41 – Principal Risks

Please consider consolidating the disclosure set forth in “FLEX Options Liquidity Risk” and “FLEX Options Risk” as much of the disclosure is duplicative in nature.

Response to Comment 41

“FLEX Options Valuation Risk” has been separated from “FLEX Options Risk” pursuant to prior Staff comments.

Comment 42 – Principal Risks

Please explain why “Index Constituent Risk” is applicable to the Funds.

Response to Comment 42

Each Fund may be included as a constituent in other indices. Accordingly, the referenced risk is relevant and will continue to be included in the disclosure.

Comment 43 – Principal Risks

Please tailor “Interest Rate Risk” to be directly applicable to the types of U.S. Treasury securities held by the Funds.

Response to Comment 43

The Funds have considered the Staff’s comment and respectfully decline to make the requested revision.

Comment 44 – Principal Risks

Please revise the disclosure set forth in the “Premium/Discount Risk” of FT Cboe Vest Gold Buffer ETF to include disclosure regarding the potential impact of stressed market conditions on the liquidity of the Fund’s shares.

Response to Comment 44

The Fund’s prospectus has been revised in response to the comment.

Comment 45 – Principal Risks

Please consider consolidating “Non-Diversification Risk” and “Significant Exposure Risk” as they appear to contain duplicative disclosure.

Response to Comment 45

The Funds have considered the Staff’s comment and respectfully decline to make the requested revision.

Comment 46 – Principal Risks

Please consider consolidating “Special Tax Risk” and “Tax Risk.”

Response to Comment 46

The Funds have considered the Staff’s comment and respectfully decline to make the requested revision.

Comment 47 – Principal Risks

Please revise “Target Outcome Period Risk” to include disclosure that investors considering purchasing Fund shares after the commencement of a Target Outcome Period can see the outcomes available to them by visiting the Fund’s website.

Response to Comment 47

Each Fund’s prospectus has been revised in response to the comment.

Comment 48 – Principal Risks

Please confirm that the third paragraph of “Tax Risk” relating to a Fund’s potential investment in equity repurchase agreements is relevant.

Response to Comment 48

Each Fund’s prospectus has been revised in response to the comment.

Comment 49 – Principal Risks

The Staff notes the disclosure set forth below in “Trading Issues Risk.” Please consider revising the disclosure to clarify that the risk relates to trading in Fund shares.

Trading in shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in shares inadvisable.

Response to Comment 49

In response to the Staff’s comment, each Fund’s prospectus has been revised such that “Fund” has been added immediately preceding the word “shares” in the disclosure referenced above.

Comment 50 – Principal Risks

Please consider supplementing the disclosure set forth in “Underlying ETF Gold Risk” to highlight the custody risk that accompanies an investment in gold, as well as risks associated with safekeeping, travel, damage or inadequate levels of insurance relating to gold.

Response to Comment 50

Each Fund’s prospectus has been revised in response to the comment.

Comment 51 – Principal Risks

Please tailor the disclosure set forth in “U.S. Government Securities Risk” to more accurately reflect the specific U.S. Treasury securities held by the Funds.

Response to Comment 51

The Funds have considered the Staff’s comment and respectfully decline to make the requested revision.

Comment 52 – Performance

Please disclose to the Staff the primary performance benchmark index the Funds intend to utilize.

Response to Comment 52

The Funds intend to utilize the LBMA Gold Price (GOLDLNPM) as the primary performance benchmark.

Comment 53 – Management of the Subsidiary

In correspondence, please indicate to the Staff whether the the Funds and the Subsidiary are considered commodity pools. Similarly, please indicate to the Staff whether the Advisor and Sub-Advisor would be considered commodity pool operators or whether they intend to claim an exemption to the requirements imposed on commodity pool operators. In light of these responses, please consider adding appropriate disclosure to the registration statement.

Response to Comment 53

Neither the Fund nor the Subsidiary currently intend to hold assets that would require either to register as a commodity pool. Accordingly, neither the Advisor nor the Sub-Advisor would be considered a commodity pool operator.

Comment 54 – Additional Information on the Fund’s Investment Objective and Strategy

In correspondence, please state each Fund’s concentration policy given that gold is neither a geographic region nor an industry or group of industries.

Response to Comment 54

Each Fund has adopted a fundamental policy that it will not invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries.

Comment 55 – Additional Information on the Fund’s Investment Objective and Strategy

In correspondence, please explain to the Staff how each Fund intends to comply with the requirements of Rule 35d-1 of the 1940 Act given that each Fund only invests in U.S. Treasury securities and FLEX Options given that each Fund’s FLEX Options must be valued on a mark-to-market basis. The Funds may consider adding “Strategy” to the names to help alleviate this concern.

Response to Comment 55

In accordance with the Staff’s comment, the Funds’ names have been revised to FT Cboe Vest Gold Strategy Quarterly Buffer ETF and FT Cboe Vest Gold Strategy Buffer ETF – [Month].

Comment 56 – Additional Information on the Fund’s Investment Objective and Strategy

The Staff asserts that the disclosure set forth in Item 9 of the prospectus does not comply with the requirements of Form N-1A as it does not contain much of the disclosure set forth in Item 4. The Staff reminds the Funds of its belief that the disclosure set forth in Item 4 should be a summary of the disclosure set forth in Item 9.

Response to Comment 56

The Funds believe that the risk disclosure, as currently separated between Items 4 and 9, is compliant with the requirements of Form N-1A and is presented in a manner conducive to investor comprehension.

Comment 57 – Risks of Investing in the Fund

In the disclosure set forth below from the section entitled “Risks of Investing in the Fund,” please consider deleting the word “supplemental.”

There can be no assurance that the Fund will meet its stated objective. Before you invest, you should consider the following supplemental disclosure pertaining to the Principal Risks set forth above as well as additional Non-Principal Risks set forth below in this prospectus.

Response to Comment 57

Each Fund’s prospectus has been revised in accordance with this comment.

Comment 58 – Risks of Investing in the Fund

Please explain supplementally to the Staff why the use of the word “may” in the last sentence of “Capped Upside Risk” reproduced below is appropriate, given that the Fund’s fees and expenses will ensure that the Fund’s capped return is always less than that of the Underlying ETF.

The return of the Fund may represent a return that is worse than the performance of the Underlying ETF, including as a result of the Fund’s returns being subject to a cap.

Response to Comment 58

The Staff’s comment will be addressed in subsequent defined outcome registration statement filings.

Comment 59 – Risks of Investing in the Fund

Please confirm that the disclosure set forth in “Cash Transaction Risk” is an accurate reflection of how each Fund intends to effectuate creations and redemptions. Please make sure that such disclosure conforms with the disclosure set forth in “Cash Transactions Risk” set forth in “Principal Risks.”

Response to Comment 59

The Funds so confirm.

Comment 60 – Risks of Investing in the Fund

The Staff notes that the Funds have included “Portfolio Turnover Risk.” Please consider whether this is relevant and whether the Funds should also include additional risk disclosure pertaining to frequent trading of derivatives contracts.

Response to Comment 60

In response to the Staff’s comment, “Portfolio Turnover Risk” has been deleted in its entirety.

Comment 61 – Risks of Investing in the Fund

Certain disclosure set forth in “Special Tax Risk” references a Fund’s “hedging strategy.” Please confirm that this is relevant. If so, please add additional disclosure regarding the Funds’ hedging strategy in “Principal Investment Strategies.”

Response to Comment 61

In response to the Staff’s comment, all references to the Fund’s “hedging strategy” have been deleted.

Comment 62 – Risks of Investing in the Fund

The Staff notes the inclusion of “Borrowing and Leverage Risk” as a non-principal risk of the Funds. Please disclose if the Funds have a credit facility and the circumstances under which the Funds would utilize such a facility.

Response to Comment 62

In response to the Staff’s comment, the referenced risk has been deleted.

Comment 63 – Management of the Fund

Please update the Sub-Advisor’s assets under management.

Response to Comment 63

Each Fund’s prospectus has been revised in response to the comment.

Comment 64 – Management of the Fund

The Staff notes that the disclosure relating to Mr. Rubin’s business experience does not indicate his activities in 2015 and 2016. Please revise accordingly or confirm that there was no relevant experience to report during those years.

Response to Comment 64

The Funds confirm that Mr. Rubin has no relevant experience to report during those years.

Comment 65 – Management of the Subsidiary

Please confirm that the operation and management of the Subsidiary will comply with the 1940 Act’s provisions relating to affiliated transactions and custody.

Response to Comment 65

The Funds confirm that the operation and management of the Subsidiary will comply with the 1940 Act’s provisions relating to affiliated transactions and custody.

Comment 66 – Management of the Subsidiary

Please revise the disclosure to indicate that First Trust will comply with the investment policies and restrictions that apply to the management of the Funds and each Subsidiary as it relates to capital structure.

Response to Comment 66

Each Fund’s prospectus has been revised in response to the comment.

Comment 67 – Management of the Subsidiary

Please explain in correspondence why the Subsidiary has not entered into a sub-advisory agreement with the Sub-Advisor.

Response to Comment 67

Each Subsidiary has entered into into a sub-advisory agreement with the Sub-Advisor.

Comment 68 – Management of the Subsidiary

Please disclose that each investment advisor to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment advisor to the Fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the Subsidiary and its investment advisor is a material contract that should be included as an exhibit to the registration statement. If the same person is the investment advisor to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Response to Comment 68

Each Fund’s prospectus has been revised in response to the comment.

Comment 69 – Management of the Subsidiary

The disclosure indicates that the Subsidiary will enter into separate contracts with service providers. Please disclose to the Staff the entity that will pay for those services.

Response to Comment 69

Each Fund’s prospectus has been revised to indicate that such costs will be paid by the Advisor.

Comment 70 – Federal Tax Matters

In the section entitled “Federal Tax Matters,” please revise the disclosure below to clarify what “this” refers.

This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

Response to Comment 70

In response to the Staff’s comment, each Fund’s prospectus has been revised such that “[t]his” has been replaced with “[t]he following disclosure.”

Comment 71 – Federal Tax Matters

The disclosure set forth below from the section entitled “Federal Tax Matters” that certain Fund distributions may considered a return of capital. Please supplementally disclose whether and under what circumstances a Fund expects its distributions to represent return of capital. Please consider adding additional disclosure regarding return of capital and that it should not be considered part of a Fund’s dividend yield.

Response to Comment 71

Each Fund has a quarterly distribution policy for net investment income. However, for tax purposes whether a distribution is a return of capital is based upon the earnings and profits of a Fund at the end of the year. In other words, it is possible that a distribution intended to be from net investment income is later determined to be a return of capital based upon the performance at the end of the year. In addition, a Fund may make investments assuming that distributions that it receives from its underlying investments are income to the Fund, but after the end of the year the Fund may determine that such distributions were returns of capital to the Fund. A return of capital received by a Fund that is distributed by the Fund is likely to increase the probably that such a distribution will be a return of capital to the investors in the Fund.

In response to the Staff’s comment, the following disclosure has been added to the section entitled “Federal Tax Matters-Distributions”:

A “return of capital” of is a return, in whole or in part, of the funds that you previously invested in the Fund. A return of capital distribution should not be considered part of a Fund’s dividend yield or total return of an investment in Fund shares.

Comment 72 – Disclaimers

Please revise references of “unitholders” to “shareholders” in the section entitled “Disclaimers.”

Response to Comment 72

Each Fund’s prospectus has been revised in accordance with this comment.

Comment 73 – Statement of Additional Information

Please review the disclosure set forth in the section of the statement of additional information entitled “Exchange Listing and Trading” and revise in accordance with NYSE Arca’s changed listing standards for ETFs that intend to rely on Rule 6c-11 of the 1940 Act.

Response to Comment 73

Each Fund’s statement of additional information has been revised in accordance with this comment.

Comment 74 – Statement of Additional Information

The first sentence of the section in the statement of additional information entitled “Investment Strategies” indicates that the Funds will invest substantially all of their assets in FLEX Options. Please revise to reflect the Funds’ contemplated investments in U.S. Treasury securities.

Response to Comment 74

Each Fund’s statement of additional information has been revised in accordance with this comment.

Comment 75 – Statement of Additional Information

Please confirm in correspondence that the Subsidiary and its board of directors will agree to designate an agent of service of process and that the Subsidiary and its board will agree to inspection by the Staff of its books and records.

Response to Comment 75

Each Subsidiary and its board of [trustees] agree to designate an agent of service of process and that the Subsidiary and its board will agree to inspection by the Staff of its books and records.

Comment 76 – Statement of Additional Information

Please revise the disclosure to identify the Subsidiary’s custodian.

Response to Comment 76

Each Fund’s statement of additional information has been revised in accordance with this comment.

Comment 77 – Statement of Additional Information

The Staff notes the following disclosure set forth below in each Fund’s statement of additional information. Please confirm the accuracy of this statement or revise accordingly.

If the Fund is unable to close out a call option on securities that it has written before the option is exercised, the Fund may be required to purchase the optioned securities in order to satisfy its obligation under the option to deliver such securities.

Response to Comment 77

While the Funds hold only European FLEX Options, it intends to sell its option positions at the end of each Target Outcome Period prior to their expiration, in order avoid receiving or being required to deliver shares of the Underlying ETF.

Comment 78 – Statement of Additional Information

Please remove the last sentence of the first paragraph of “Cash Equivalents and Short-Term Investments” in the section of the statement of additional information entitled “Investment Strategies – Types of Investments.”

Response to Comment 78

Each Fund’s statement of additional information has been revised in accordance with this comment.

Comment 79 – Statement of Additional Information

Please revise the references to “tracking error” in FLEX Options Risk in the section of the statement of additional information entitled “Investment Risks.”

Response to Comment 79

In response to the Staff’s comment, all references to “tracking error” have been removed from each Fund’s statement of additional information.

Comment 80 – Statement of Additional Information

Please review the statement of additional information and remove all references to intraday indicative portfolio value given that the Funds intend to rely on Rule 6c-11 of the 1940 Act.

Response to Comment 80

Each Fund’s statement of additional information has been revised in response to the comment.

Comment 81 – Statement of Additional Information

In the section of the statement of additional information entitled “Additional Payments to Financial Intermediaries,” the disclosure indicates that certain fees payable described within the section may be charged back to a Fund, subject to approval by the Board of Trustees. Please explain in correspondence how this is consistent with the terms of the Funds’ investment advisory agreement.

Response to Comment 81

Because each Fund has a unitary management fee, the reference to certain fees being charged back to the Fund has been removed.

Comment 82 – Statement of Additional Information

Please review the disclosure related to the anticipated frequency of Fund dividend payments and confirm its accuracy.

Response to Comment 82

Each Fund so confirms.

The following comments relate to FT Cboe Vest Gold Tactical Buffer ETF.

Comment 83 – Cover Page

In the disclosure set forth in the first bullet of the cover page, reproduced below, please remove the reference to the following year since the duration of Fund’s Target Outcome Period is three months.

This period is referred to as the “Target Outcome Period.” Following this current Target Outcome Period, each subsequent Target Outcome Period will be a three-month period from ______________ of each year and ending on ______________ of the following year. (emphasis added)

Response to Comment 83

The Fund’s prospectus has been revised in response to the comment.

Comment 84 – Cover Page

In the disclosure set forth in the fourth bullet of the cover page, reproduced below, please revise the disclosure to clarify that a shareholder will also not benefit from the buffer if the Fund has not yet decreased in value by 5%.

For instance, if the Target Outcome Period has begun and the Fund has decreased in value beyond the pre-determined 5-15% buffer, an investor purchasing shares at that price may not benefit from the buffer.

Response to Comment 84

The Fund’s prospectus has been revised in response to the comment.

Comment 85 – Principal Investment Strategies

In the disclosure set forth in the first bullet of the section entitled “Principal Investment Strategies,” reproduced below, the reference to the Fund’s payout is confusing. Please consider revising to make clear that Underlying ETF losses of less than 5% will be borne by Fund shareholders on a one-to-one basis.

If the Underlying ETF decreases over the Target Outcome Period by up to 5% or less, the combination of the Fund’s U.S. Treasury securities and the FLEX Options held by the Fund through the Subsidiary provides a payoff at expiration that is intended to match that of the Underlying ETF up to -5% over the Target Outcome Period before fees, expenses and taxes.

Response to Comment 85

The Fund’s prospectus has been revised in response to the comment.

Comment 86 – Principal Investment Strategies

In the disclosure set forth in the third bullet of the section entitled “Principal Investment Strategies,” reproduced below, please revise to clarify that if the Underlying ETF decreases in value by more than 5% that Fund shareholders will be insulated from losses of between 5% and 15%.

If the Underlying ETF decreases over the Target Outcome Period by more than 5% but less than or equal to 15%, the combination of the Fund’s U.S. Treasury securities and the FLEX Options held by the Fund through the Subsidiary provides a payoff at expiration that decreases by the percentage decrease of the Underlying ETF, up to -5% over the Target Outcome Period before fees, expenses and taxes.

Response to Comment 86

The Fund’s prospectus has been revised in response to the comment.

Comment 87 – Principal Investment strategies

Please remove the reference to “deep buffer” in the section entitled “Principal Investment Strategies.”

Response to Comment 87

The Fund’s prospectus has been revised in response to the comment.

Comment 88 – Principal Investment Strategies

The Staff notes the disclosure set forth below in the section entitled “Principal Investment Strategies.” The Staff believes that this statement is only true for Fund losses exceeding 5%, whereas the Fund seeks to insulate shareholder from Underlying ETF losses of between 5% and 15%. Please consider revising accordingly.

For example, if an investor purchases Fund shares during a Target Outcome Period at a time when the Fund has decreased in value from the value of the Fund on the first day of the Target Outcome Period, that investor’s buffer will essentially be decreased by the amount of the decrease in the Underlying ETF value.

Response to Comment 88

The prospectus has been revised in response to the comment.

Comment 89 – Principal Investment Strategies

Please review the disclosure to ensure it is clear that Fund shareholders will not benefit from the buffer until the Fund has decreased in value by 5%.

Response to Comment 89

The Fund’s prospectus has been revised in response to the comment.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren